Exhibit 99.1

Smart NETWORKS for endless CONNECTIVITY and ENTERTAINMENT 2024 ANNUAL REPORT

II Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Unless expressly stated otherwise, the information included in this report is as of December 31, 2024 and reflects the Company’s operations and businesses as of such date. Some information has materially changed as a result of the integration between our Cable and Sky segments and the spin-off described in this report.

TELEVISA 2024 ANNUAL REPORT 1 02 This is Televisa 04 Letter to Shareholders 10 Financial Highlights 12 Cable 14 Sky 16 TelevisaUnivision* 18 Connecting with Purpose 21 Fundación Televisa 24 Board of Directors 26 Management’s Discussion and Analysis 34 Financial Statements * This annual report includes certain financial information of TelevisaUnivision as well as other important information concerning TelevisaUnivision’s business. The Company is not responsible for such information. CONTENT

2 A leading direct-to-home satellite television system and broadband provider operating in Mexico, Central America and the Dominican Republic. Sky Mexico (“Sky”) offers a complete and high-quality entertainment experience, including comprehensive pay-TV packages, encompassing exclusive content ranging from sports to concerts and special events, along with broadband services delivering speeds of up to 100 Mbps. On June 7, 2024, Televisa announced that the Federal Telecommunications Institute had approved its acquisition of the remaining 41.3% stake in Sky held by AT&T. This acquisition gives Televisa 100% ownership of Sky. Televisa is one of the most important participants in Mexico’s telecom industry. DIVISIONS Residential Offers video, high-speed data, voice and mobile services to residential and commercial customers, including small and medium sized businesses. Business Provides telecommunications services, including voice, data, managed services, as well as integration and cloud services to domestic and international carriers and to enterprise, corporate, and government customers in Mexico and the United States. Revenue Generating Units (“RGUs”) Video 3,846,518 Broadband 5,626,206 Voice 5,382,949 Mobile 333,973 Total RGUs 15,189,646 Revenue Generating Units (“RGUs”) Video 4,696,038 Broadband 350,885 Voice 197 Mobile 15,501 Total RGUs 5,062,621 CABLE SKY THIS IS TELEVISA OTHER BUSINESSES On January 31, 2024, Ollamani, S.A.B. (“Ollamani”) was incorporated as a new controlling entity of the spun off businesses of our former Other Businesses segment (the “Spin-off”). On February 20, 2024, Ollamani was listed and began trading on the Mexican Stock Exchange under the ticker symbol “AGUILAS CPO”.

TELEVISA 2024 ANNUAL REPORT 3

REVENUES CONTRIBUTION


76% CABLE
24% SKY

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

TelevisaUnivision

TelevisaUnivision is the world's leading Spanish-language media company. Powered by the largest library of owned Spanish-language content and a prolific production capability, TelevisaUnivision is the top producer of original content in Spanish across news, sports and entertainment verticals. TelevisaUnivision is also the owner of ViX, the largest Spanish language streaming platform in the world.

4 1) streamlining the operating expenses structure and rationalizing capex deployment at our cable company, izzi, to improve our free cash flow generation; (2) buy-ing the AT&T minority stake in Sky to integrate it with izzi and attain material synergies through cost cutting initiatives; (3) concluding the spin-off of our non-core sports and gaming businesses, creating a new pub-licly listed company in Mexico, to unlock value for our shareholders; and (4) scaling and turning profitable TelevisaUnivision’s direct-to-consumer (DTC) business, while identifying opportunities to materially reduce the company’s operating expenses in 2025 to improve profitability and enhance its free cash flow generation. We believe we have accomplished all these goals. At Grupo Televisa: We implemented a corporate restructuring process at our Cable segment to improve profitability, optimize capex, increase free cash flow generation and posi-tion us well to achieve sustainable revenue growth over the coming years. The measures carried out allowed us to improve profitability by over 300 basis points to 39.0% in 2024 relative to the third quarter of 2023, and we expect that our Cable EBITDA margin will continue to expand gradually over the coming years due to ongoing efficiencies. Regarding capex, our Cable invest-ments were optimized by 37% to almost US$400 million dollars in 2024, while our Cable capex to sales ratio of 15.6% was 740 ba-sis points lower than that of 2023. This streamlining of Cable invest-ments was driven by a more dis-ciplined subscriber acquisition ap-DEAR SHAREHOLDERS Bernardo Gómez Alfonso de Angoitia Co-Chief Executive Officers In 2024, we focused primarily on four key goals which we think will allow us to create greater value for our stakeholders:

TELEVISA 2024 ANNUAL REPORT 5 proach focused on value customers, and a more efficient and rational expansion of our fiber network. In 2024, operating cash flow for our Cable segment, which is equivalent to EBITDA minus capex, was over $11 billion pesos, growing by almost 38% year-on-year and accounting for more than 23% of sales. This implies that the operating cash flow margin of our Cable segment increased by around 700 basis points. We integrated Sky with our Cable segment to strengthen our competitive and financial position. On this front, we re-organized the structure of the com - bined company, allowing us to retain top talent and optimize duplicated roles. We have also implemented synergies and efficiencies, across several areas includ - ing commercial, sales commissions, programming, IT, technology, finance and marketing, among others. This integration has also allowed us to standardize regions, sales channels and commissions, have bet - ter customer base management, increase productivity, achieve cross selling and upselling, improve penetra - tion of triple play services and gradually reduce churn. The Sky restructuring and integration process allowed us to cut operating expenses by around 10% year-on-year in 2024, while our capex deployment of US$83 million dollars declined by 44%. Therefore, Sky’s operat - ing cash flow of around $3.2 billion pesos increased by 3% year-on-year and accounted for almost 21% of sales. This means that the operating cash flow margin for Sky expanded by 300 basis points year-on-year. All in all, Grupo Televisa’s consolidated operating cash - flow was $14.3 billion pesos in 2024, growing by over 28% year-on-year and accounting for almost 23% of sales. This implies that our consolidated operating cash flow margin increased by 600 basis points year-on-year.

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NOTICIERO
univision
06.03.24



In 2024, the operating expenses and capex efficiencies obtained in our two consolidated businesses, and a leaner corporate structure allowed Grupo Televisa to generate over $10.1 billion pesos in free cash flow. We view this as a great achievement as it represented over 16% of consolidated revenue.

- On February 20, 2024, we concluded the spin-off of Ollamani and its listing on the Mexican Stock Exchange. This spin-off not only streamlined Grupo Televisa's operations and simplified our asset structure but also unlocked value for our shareholders through this new company that has a market cap of around US$340 million dollars.

At TelevisaUnivision:

- The company turned its streaming platform, ViX, into a US$1 billion-dollar DTC business from a revenue standpoint and made it profitable during the third quarter of 2024. TelevisaUnivision's DTC business is growing and scaling, with its most important metrics trending in the right direction.

ViX's streaming users and subscribers grew by more than 20% during the year, the platform increased engagement, reduced churn, and generated significant marketing savings driven by its efficient customer acquisition funnel through its free tier. Therefore, during the second half of last year TelevisaUnivision has already delivered the major milestone of profitability at its DTC business, only two years after launching the service. This was only possible since it (1) owns the rights to the largest long-form video library in the world in any language with over 300,000 hours of durable, scripted entertainment; and (2) has material advantages with regards to original content cost production as it has a fully vertically integrated system in a very efficient location. Each year, TelevisaUnivision produces around 100,000 hours of long form video content across news, sports, and scripted entertainment.

TELEVISA 2024 ANNUAL REPORT 7

Achieving this milestone was an essential step in TelevisaUnivision's transformation phase. Now, the next big opportunity for value creation is to build on this foundation through further integration and operational optimization of the business.

On this point, TelevisaUnivision has already laid the foundation for further integration and efficiencies. In late December of 2024, the company executed an optimization program reducing its headcount by around 1,000 employees, or about 8% of its global workforce. Combined with other efficiency measures, this is expected to reduce TelevisaUnivision's 2025 operating expenses by over US$400 million dollars.

BUSINESS PERFORMANCE

In 2024, Grupo Televisa's consolidated revenue reached around $62.3 billion pesos, representing a year-on-year decline of 6%; while operating segment income reached approximately $23.2 billion pesos, equivalent to a year-on-year decrease of 7.5% mainly driven by the lower revenue at Sky.

At our unconsolidated affiliate, TelevisaUnivision, 2024 was a year of continued momentum. The company's full year revenue increased by 3% year-on-year to around US$5.1 billion dollars, while adjusted EBITDA of about US$1.6 billion dollars declined by 3%. Excluding the impact from the depreciation of the Mexican peso, TelevisaUnivision's full year revenue increased by 4%, with revenue in the U.S. growing by 2% and revenue in Mexico increasing by 8%, while adjusted EBITDA fell by 1%.

CABLE & SKY – INTEGRATION BRINGS MATERIAL SYNERGIES

In 2024, we passed 365 thousand homes with fiber-to-the-home (FTTH), closing the year with around 19.9 million homes passed with our network, of which approximately 76% are connected either with fiber-to-the-node or fiber-to-the-home. The investments that we have made over the last few years have been paying off and




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have allowed us to keep up with the increase in demand for high-speed broadband. We ended 2024 with 15.2 million total revenue generating units (RGUs) in our Cable segment, as we keep focusing on value customers and working on customer retention and satisfaction. At Sky, we had almost 1.1 million RGU disconnections, mainly driven by the loss of approximately 871 thousand video subscribers due to the secular decline experienced by DTH service providers around the world. Sky closed the year with about 5.1 million RGUs, of which 6.9%, or 351 thousand, are broadband subscribers.

In Cable, we delivered modest revenue decline of 2.9% during 2024. Revenue from our Residential operations (91% of Cable revenue) fell by 2.5%, while revenue from our Business operations (9% of Cable revenue) declined by 6.3%. Revenue at Sky fell by 12.8% year-on-year mainly due to the RGU base decline in 2024.

Grupo Televisa's consolidated operating segment income declined by 7.5% year-on-year despite having savings in operating expenses of around 5%, mainly due to the lower revenue at Sky. However, we believe further integration with our Cable segment should help bring incremental synergies, leading us to expand profitability going forward.

TELEVISAUNIVISION – VIX ALREADY PROFITABLE IN 2H24

2024 was a year of continued momentum for TelevisaUnivision, driven by a record-breaking year in sports and political advertising demand. Moreover, this was the second full year of operations of ViX, the largest Spanish-language streaming platform in the world, delivering outstanding results. ViX's monthly active users and subscribers increased by over 20% year-on-year. As a result, TelevisaUnivision's DTC business delivered full year revenue of US$1 billion dollars and positive adjusted EBITDA from the third quarter of 2024.

TelevisaUnivision's full year consolidated revenue increased by 3% to around US$5.1 billion dollars. Excluding the impact from the depreciation of the Mexican peso, TelevisaUnivision's full year revenue increased by 4%, with revenue in the U.S. growing by 2% and revenue in Mexico increasing by 8%.

Total advertising revenue increased by 3%. In the U.S., advertising revenue grew by 2% driven by direct-to-consumer advertising revenue, U.S. political advertising revenue of US$70 million dollars, along with a record-breaking year in sports. In Mexico, advertising revenue increased by 5% supported by direct-to-consumer advertising revenue, the acquisition of third-party ad inventory and the strong performance of sports content, including Copa America, the Olympics and Liga MX. Excluding the impact from the depreciation of the Mexican peso, advertising revenue in Mexico increased by 10%.

Total subscription and licensing revenue increased by 3% driven by growth in ViX's premium tier partially offset by declines from linear platform subscribers and lower licensing revenue. In the U.S., subscription and licensing revenue increased by 3%. In Mexico, subscription and licensing revenue grew by 3%, or 5% excluding the impact from the depreciation of the Mexican peso.

Adjusted EBITDA of about US$1.6 billion dollars declined by 3% year-on-year driven primarily by higher operating expenses related to continued investments in ViX, investments in the expansion of our third-party advertising sales business in Mexico and higher sports-related costs with Copa America, the Olympics and the Super Bowl. Excluding the impact from the depreciation of the Mexican peso, TelevisaUnivision's adjusted EBITDA fell by 1%.

TELEVISA 2024 ANNUAL REPORT 9



IMPLEMENTING FURTHER OPERATIONAL EFFICIENCIES IN 2025

We believe that the ongoing implementation of our value-focused strategy will allow us to improve our operating and financial performance in 2025.

At Grupo Televisa we have been focused on attracting value customers, stabilizing our revenue base, enhancing profitability, optimizing capex, and improving free cash flow generation. In 2024, our free cash flow generation was very strong. In 2025, our capex budget of US$665 million dollars is higher than that of 2024 as we expect to keep expanding and strengthening our network within the boundaries of our strategy to maximize efficiencies and customer lifetime value.

And at TelevisaUnivision, now that its DTC business has achieved scale and profitability, management considers that additional value can be unlocked through further integration and operational optimization of the business.

We feel privileged to be leading Grupo Televisa through this digital transformation and simplification process. Most importantly, we are very thankful to all employees at our consolidated subsidiaries and unconsolidated affiliates for their unwavering dedication to continue providing the high-quality broadband, video and voice services that our customers need and expect; and informing and entertaining our audiences.

We also have an incredibly strong and dedicated board of directors working for the benefit of Grupo Televisa and its stakeholders, and we are grateful for their many contributions and thoughtful advice during 2024.

To our shareholders, we want to extend our appreciation for your continued confidence in our vision and in our long-term prospects.

Bernardo Gómez and **Alfonso de Angoitia**
Co-Chief Executive Officers

10 In millions of Mexican pesos, except loss per CPO amounts and shares outstanding 2024 2023 Var.% Consolidated revenues 62,261 66,223 -6.0% Operating segment income1 23,158 25,031 -7.5% Segment margin 36.9% 37.7% Operating (loss) income (2,819) 1,858 n/a Margin -4.5% 2.8% Net loss attributable to stockholders of the Company (8,265) (8,423) Loss per CPO (3.04) (3.01) Shares outstanding at year-end (in millions) 315,452 323,977 Cash and cash equivalents at year-end 46,193 32,586 41.8% Non-Current investments in financial instruments 2,495 2,587 -3.6% Total debt at year-end2 102,955 88,536 16.3% 1 Operating segments income (OSI) is defined as operating income before corporate expenses, intersegment operations, depreciation and amortization, and other income (expense), net. For a reconciliation of operating segment income with operating income, see Note 26 to our year-end consolidated financial statement. 2 As of December 31, 2024 and 2023, total debt is presented net of finance costs in the amount of Ps.1,259.0 million and Ps.1,278.4 million, respectively. FINANCIAL HIGHLIGHTS

TELEVISA 2024 ANNUAL REPORT 11 Consolidated Revenues 62.3 billion pesos Operating Segment Income 23.2 billion pesos

12 Televisa’s Cable business offers cable and convergent services across 31 states in Mexico, covering the main metropolitan areas of the country and continuing to expand to new regions. During the year, we continued with our growth program in which we expanded our footprint by 365 thousand homes, reaching approximately 19.9 million homes passed in the country. Our network is up to cable industry standards, combining traditional hybrid fiber-coaxial, fiber deep, and deployments of Gigabit Passive Optical Networks (GPON). Our infrastructure fully integrates Internet Protocol Access and Large-Scale Core networks, strategically positioned across multiple regions to optimize our capacity in serving both residential and business customers. Presently, our capabilities can deliver high-speed connectivity, reaching up to 1,000 megabits in the majority of our homes passed within the residential segment, while also offering tailored solutions to meet the unique demands of our business customers. CABLE

TELEVISA 2024 ANNUAL REPORT 13 During 2024, our Cable segment ended with 15.2 million RGUs, improving service quality and offering attractive broadband, video, voice and mobile packages. 19.9 million homes passed +37.9% Operating Cash Flow growth Revenue for our Cable segment declined by 2.9% in 2024, mainly driven by the slight decrease of 207 thousand total RGUs. This mild RGU decline was partially driven by our strategic focus on value customers. We continue to lead aggregating services of Over the Top (OTT) platforms in Mexico. During the year, we continued to add new OTT services into our packages, such as Vix+, strengthening our product suite. In addition, we continue to deploy our state-of-the-art Android TV set-top boxes, upgrading portions of our network to DOCSIS 3.1 technology and Fiber-to-the-Home (FTTH). Our mobile service (izzi Móvil), with its disruptive pricing and services, has continued to grow, reaching 334 thousand subscribers at the end of 2024.

14 In 2024, we kept offering some of the best content and exclusive sports through different packages and platforms. SKY

TELEVISA 2024 ANNUAL REPORT 15 Sky is our direct-to-home (DTH) satellite television and fixed wireless Broadband operation. Through its pay-TV packages, it reaches nearly every corner in Mexico, plus the Dominican Republic and Central America. Sky offers pay-TV packages, including exclusive content that ranges from sports to concerts and special events, as well as fixed-wireless broadband services with speeds of up to 100 Mbps, with around 5.1 million RGUs. By the end of 2024, Sky had more than 350 thousand broadband RGUs. Sky continues innovating on new platforms and has launched Sky+, an Over-The-Top platform that offers the possibility to access Sky’s exclusive sport content without subscribing to any other service. This content includes La Liga, Bundesliga, UEFA tournaments and the NHL, among other content, and can be accessed through any device. +2.7% Operating Cash Flow growth

16 TelevisaUnivision is the world’s leading Spanish-language media company. Powered by the largest library of owned Spanish-language content and a prolific production capability, TelevisaUnivision is the top producer of original content in Spanish across news, sports and entertainment verticals.

TELEVISA 2024 ANNUAL REPORT 17


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This original content powers all of TelevisaUnivision's platforms, which include market-leading broadcast networks Univision, Las Estrellas, Canal 5 and UniMás, and a portfolio of 38 cable networks, which include TUDN, Galavisión, Distrito Comedia and TL Novelas. The company also operates the leading Mexican movie studio, Videocine, and owns and operates the largest Spanish-language audio platform in the U.S. across 35 terrestrial stations and the Uforia digital platform.

ViX is the world's first large-scale streaming service exclusively targeting Spanish-speaking audiences. Owned by TelevisaUnivision, ViX celebrates Latino cultures and Spanish-language storytellers with an unprecedented 80,000 hours of free and paid premium content across all genres, including movies, comedy series, novelas, drama series and children's content, as well as live news and sports. Leveraging more than 300,000 hours of TelevisaUnivision's content library and a robust intellectual property catalog to create an unparalleled offering, the global streaming service enlightens Spanish-language entertainment by pushing boundaries and igniting joy with its unparalleled content. ViX includes a free tier and premium subscription plans. Giving subscribers access to a breadth of content and a premium Spanish-language offering never seen before in a streaming service, premium plans offer over 7,000 hours of live sports and more than 80 streaming channels.

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18 CONNECTING WITH PURPOSE WE BRING PEOPLE CLOSER TO WHAT MATTERS MOST TO THEM At Grupo Televisa, we are aware of the environmental, social and governance (ESG) challenges that the world faces, and how these present risks, but also opportunities to create value in the short, medium and long term for our stakeholders: employees, clients, investors, and the communities we serve. In 2023, we launched our new purpose that brings to life the mission and vision of our business - WE BRING PEOPLE CLOSER TO WHAT MATTERS MOST TO THEM - and since then it has been our driving force to move forward and achieve our goals. Our focus on ESG issues is an integral part of our business purpose and strategy. In 2024 we continued to demonstrate our commitment to creating a resilient company; that promotes digitalization for all, takes care of its people and develops reliable infrastructure through innovation and investment in resilient communication networks that empower society. Our products and services are an essential part of everyday life, and we seek to be catalysts for the development of value for generations: from education to business connectivity and entertainment. During 2024, we worked to strengthen the integration of our ESG strategy into day-to-day operations. From our technicians and operators to the highest management of the company, we are aware that this integration is essential for a resilient business model. Our ESG strategy consists of 4 strategic pillars; Climate resilient connections Digital inclusion Empowering people Leading by example

TELEVISA 2024 ANNUAL REPORT 19 CONNECTING WITH PURPOSE Our climate action strategy focuses on reducing emissions in our value chain, strengthening the resilience of our network and promoting a low-emissions economy, which in turn generates operational efficiencies and cost improvements. To achieve this, we commit to investing in climate-resilient networks, implementing energy efficiency initiatives to reduce our energy consumption, and incorporating renewable electricity to decarbonize our operations. Through our service centers, we reduce the number of electronic devices that are disposed of as electronic waste, thus reducing operating costs, providing better service to our customers, and reducing our environmental footprint. In addition, we empower our workforce through communication and training to be more aware of how their work impacts the environment. During 2024, we worked hand in hand with our suppliers to promote reuse, recycling and emissions reduction practices, establishing alliances to accelerate the transition towards a sustainable economy. At Grupo Televisa, we follow the carbon mitigation hierarchy to avoid, reduce and minimize our greenhouse gas emissions. Since 2019, we have continued to adopt the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and strengthen our climate risk management and governance strategy. The year 2024 was an important year in terms of climate risk disclosure. The International Sustainability Standards Board (ISSB) issued two new sets of International Financial Reporting Standards (IFRS): S1 and S2, which take much of the recommendations of the TCFD for sustainability and climate risk disclosure. Thanks to our efforts over the past few years, we believe we are prepared to comply with these and future sustainability regulations. For example, we have conducted a climate risk analysis for which results will be available in 2025 with the aim of identifying and mitigating the possible adverse effects of climate change on our infrastructure. Our transparency and reporting strategy is not only aligned with the TCFD recommendations, it is also aligned with international reference frameworks and standards to meet the information requirements of external institutions. We publish the Sustainability Report year after year aligned with the Global Reporting Initiative (GRI) standards, an internationally recognized framework for sustainability reporting that helps organizations report on their economic, environmental and social impacts; as well as with the industry standards of the Sustainability Accounting Standards Board (SASB). Grupo Televisa supports the Ten Principles of the United Nations Global Compact (“UNGC”), and we have been signatories of the United Nations Global Compact since 2016. In a world and a society where we increasingly turn to digital tools to carry out all types of productive, educational and personal activities, and more, guaranteeing access, digital inclusion and providing knowledge to the entire country is not only an issue of positive impact on the community, but also a business development priority. Over the years, we have focused our efforts on providing access to digital technology, developing digital skills, ensuring school connectivity,

20 promoting digital inclusion for women and girls, as well as facilitating digital access for various users and vulnerable groups. In addition to this, digital inclusion gives us a responsibility that we take with pride: providing the best service and attention to our clients, promptly resolving any setbacks and promoting loyalty, taking care of our reputation and increasing our competitiveness. Our people are at the heart of our success and innovation. Our commitment to empowering people encompasses two essential aspects. On one hand, we want to be a company that everyone wants to be part of. We focus on providing job security, attractive benefit schemes, ongoing training and programs to encourage promotion within the company. On the other hand, through the Televisa Foundation, we promote innovative programs in education, culture, entrepreneurship and environmental protection, using advanced digital tools and providing financial support. At Grupo Televisa, we value and celebrate diversity as a strategic asset. We promote an environment where everyone is recognized, valued and respected for their uniqueness, thus contributing to our objectives as a company. Grupo Televisa is committed to carrying out its operations ethically and in full compliance with law. Our Code of Ethics establishes the values, principles and standards of conduct that guide our commercial activities, addressing issues such as the prevention of bribery and corruption. All new employees are required to accept and adhere to our Code of Ethics upon joining the company, and we provide regular training to our employees. In addition certain executive positions renew their commitment annually. Grupo Televisa offers confidential communication channels so that employees and third parties can report any violation of the Code of Ethics or other internal policies, as well as any situation that may affect our interests, business objectives or human capital. Under our pillar, “Leading by Example,” we launched our Code of Conduct for suppliers, through which we seek a resilient supply chain and extends our commitment to respecting human rights, labor rights and environmental responsibility across our supply chain. Signing this Code of Conduct is mandatory to establish a business relationship, demonstrating our commitment to ethical business management. We aim to strengthen our governance of ESG issues through our Sustainability Committee, made up of senior executives from various areas, which reviews and monitors ESG performance throughout the year. Additionally, we have Working Groups, which execute the actions of the sustainability plan and provide the necessary information so the Sustainability Committee can make timely decisions. We have a continuous strategic risk management process at the corporate level, which allows us to identify, evaluate, treat, monitor and communicate socio-political, environmental, social, economic and health risks and opportunities. Under the supervision of the Audit Committee, the Corporate Risk Management Office presents the results of these processes. Our progress in sustainability is the result of a continuous process of reviewing policies and programs, focused on improving our corporate management and aligned with best international practices, including the United Nations Sustainable Development Goals (SDGs). Just as we pursue excellence in all aspects of the business, our sustainability strategy is constantly evolving. The year 2024 was a year of a deep introspection towards the company’s priorities. In light of the integration and Spin-off of the group, we carried out a new Materiality Analysis with an aim to focus our efforts on the interests of our stakeholders. We are working to make 2025 a year in which business-sustainability integration is consolidated. We established a feedback scheme with all operational areas, improving collaboration and generating synergies that will materialize in a more resilient company, which adds value not only to its investors, but also to our communities and the environment. We are confident that, together with our stakeholders and the company’s leadership, we will be able to bring our purpose to life, create shared prosperity and thus continue bringing people closer to what matters most to them.

TELEVISA 2024 ANNUAL REPORT 21 Our innovative programs and platforms in education, health, culture, entrepreneurship, and environmental protection enhance opportunities by empowering hundreds of thousands of people. Impact highlights: measurable outcomes driving success Beneficiaries: 1,001,026 children, youth, and adults Investment: Ps. 327 million Allies: 388 partnerships Media Impact: 64.6 million digital impressions and 44,961 TV media impacts, reaching 36.5 million viewers Social Media Engagement: 2.9 million people actively engaged (38% growth) Community Outreach: 5 million participants in outreach programs In 2024, Fundación Televisa (or “Fundación”) continues to show growth in the impact of our programs and consolidated communications of GTV to demonstrate how we can help create real, enduring change with a strong commitment to helping those most in need. As a result, we transformed the lives of 1,001,026 children, youth, and adults in Mexico and the United States, investing more than Ps. 327 million. We continue to innovate in education, culture, entrepreneurship, and environmental protection to provide an empowering platform for hundreds of thousands of people to improve their lives and build sustainable communities. Our approach combines leveraging the company’s communication channels with state-of-the-art digital tools, financial support, and on-the-ground multidisciplinary teams. Our sustainability initiatives support 13 of the 17 United Nations SDGs. In 2024, our communication efforts promoting early childhood initiatives, education programs, entrepreneurship, health, and cultural opportunities achieved over 64.6 million digital impacts and 44,961 TV media impacts, reaching more than 36.5 million people on television. These campaigns also amplified third parties’ social and sustainability initiatives. Through social media, we actively engaged over 2.9 million people in our educational and cultural programs—a 38% increase from 2023. Additionally, more than 5 million people participated in our community outreach programs, supported by active engagement on our digital platforms. Fundación’s cultural and environmental initiatives span all age groups and communities, engaging the public through local actions, digital platforms, and media spaces. We proudly presented Mexichrome: Photography and Color in Mexico at the Museo del Palacio de Bellas Artes. This exhibition, initially announced in our 2023 report, culminated in 2024, showcasing its cultural impact and leaving a legacy. FotográficaMx exemplifies Fundación Televisa’s commitment to cultural preservation, sharing our photography collection through the fotografica.mx website.

22 • Delivery of food packages: In collaboration with other foundations, we delivered 8,000 food packages, benefiting 45,000 vulnerable individuals with an investment of Ps. $8.8 million. • Housing reconstruction: In collaboration with other organizations, we will rebuild and repair 380 homes in the Guerrero communities of Coyuca de Benítez and Medianitos Perros de Agua, benefiting 1,896 people. • Media classrooms for public schools: We have installed three Media Classrooms with computers and internet access, benefiting 1,643 students and 127 teachers in Guerrero. Fundación programs address diverse needs across all life stages, showcasing its dedication to supporting individuals and communities as they grow and evolve. Empieza Temprano focuses on early childhood development by providing parents and families with information and practical tips. To enhance the skills of K-12 students, Fundación has a civic values program called Valores that is recognized by 80% of the Mexican adult population. Cuantrix teaches computer science and coding. Tecnolochicas empowers young women through STEM (Science, Technology, Engineering, and Mathematics). Bécalos works to increase high school and college completion while improving the students’ employability. POSiBLE helps expand high-impact innovation-driven entrepreneurship through training, networking, resources, visibility, and acceleration for high-potential startups. Gol por México combines the passion for helping others with the passion for sports. Through this program, every soccer goal scored –of the soccer games transmitted by TelevisaUnivision– is transformed into aid for the neediest communities in Mexico. This year marks the second year of our powerful partnership with the “Club America” soccer team under the “Nuestras Alas” program. Among the new efforts is a binational sustainability initiative called “Tennis con Alas”, developed in collaboration with the Green Education Foundation in the US. These initiatives have allowed Fundación Televisa to strengthen its binational impact and broaden its reach. Our numbers and recognitions include the following: Cuantrix coding platform We registered over 73,338 public-school students, 4,576 teachers and instructors, and 605 primary schools from across Mexico on our Cuantrix platform to learn basic coding skills. Tecnolochicas STEM initiative We doubled the number of middle-school girls participating in Tecnolochicas STEM activities, reaching 24,695 girls in Mexico and the United States. Bécalos scholarships We awarded 49,493 Bécalos scholarships, bringing the total to 600,189 throughout the program’s history. Bécalos programs focus on employability initiatives, STEM education, English learning, international mobility programs, and excellence scholarships. Additional scholarships supported talented youth programs, and 5,348 were designated for women pursuing STEM training. POSiBLE entrepreneurship program Through our POSiBLE program, 15,320 entrepreneurs received support to develop their business models. Overall in 2024, POSiBLE impacted 31,878 participants from the National Call for Proposals to online or in-person training camps.

TELEVISA 2024 ANNUAL REPORT 23 Empieza Temprano early childhood initiatives We joined widespread communication campaigns, including “Play This Summer” and “Early Childhood Week,” to promote early childhood stimulation. Through our Empieza Temprano program, we provided guidance to 323,634 parents via practical tips, TV spots, social media, SMS messages, and workshops. Valores - valorama.mx This year, we launched Valorama, integrating artificial intelligence tools for 5,600 teachers who created more than 1,700 activities, 80% of which were downloaded. By using Valorama, educators now save time creating lesson plans aligned with the official government curricula. Gol Por México We converted 885 soccer goals from the Mexican Soccer League into aid for 36,841 recipients, providing support in health, nutrition, development, housing, reforestation, and women’s empowerment through our “Gol por México” program. Cultural initiatives: Mexichrome: Photography and Color in Mexico, exhibited at the Palacio de Bellas Artes, was initially announced in our 2023 report and culminated in 2024, attracting 159,000 visitors and demonstrating its cultural significance. Additionally, at the 22nd Morelia International Film Festival, we presented Ismael Rodríguez, un cineasta ¡A.T.M.!, reaching 70,000 visitors. We also showcased screenings of María Candelaria and Dos tipos de cuidado. We received the following recognitions: • Bécalos: This year, Bécalos received the Premio Compartir 2024 awarded by the Mexican Center for Philanthropy (CEMEFI) in the “Suma de Voluntades” category. This recognition honors programs that mobilize time, talent, and resources to achieve social benefits. • Cuantrix: For the fifth consecutive year, Cuantrix was recognized for its collaboration with the Federal Educational Authority in Mexico City. During this period, over 23,000 training sessions were conducted, benefiting more than 300,000 students. • POSiBLE: Fundación Televisa and Fomento Social Citibanamex earned second place in the Impacto+ Awards by the Impact Network. Additionally, Fundación Coppel selected POSiBLE as an implementer of projects aimed at fostering youth entrepreneurship. • Tecnolochicas: The program was honored with the Inspiring Programs in STEM 2024 award by Insight Into Diversity magazine. This award highlights our dedication to inspiring Latina girls and young women to pursue careers in science, technology, engineering, and mathematics. By leveraging media, talent, partnerships, and resources, Fundación Televisa contributes to a more empowered and prosperous society. For more information, visit our 2024 Fundación Televisa Annual Report: https://fundaciontelevisa.org/informe2024/

24 BOARD OF DIRECTORS EMILIO FERNANDO AZCÁRRAGA JEAN* (C)1 Executive Chairman of the Board and Chairman of the Executive Committee of Grupo Televisa. Member and Chairman of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Former President and Chief Executive Officer of Grupo Televisa. Chief Executive Officer and Chairman of the Board of Directors of Ollamani. Member of the Board of TelevisaUnivision and former member of the Board of Grupo Financiero Banamex. Member and Chairman of the Board of Managers of Innova (subsidiary of Grupo Televisa). Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Fundacion Teletón. In alphabetical order: ALFONSO DE ANGOITIA NORIEGA1 Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Co-Chief Executive Officer of TelevisaUnivision Mexico. Executive Chairman of the Board of TelevisaUnivision. Member of the Boards of Liberty Latin America, Grupo Axo y Grupo Financiero Banorte and Innova (subsidiary of Grupo Televisa). Chairman of the Board of Trustees of Fundación Kardias. Member of the Boards of Trustees of Fundación Mexicana para la Salud, Fundación UNAM and The Paley Center for Media. Former Executive Vice President and Chief Financial Officer of Grupo Televisa. JOSÉ ANTONIO CHEDRAUI EGUÍA2 Member of the Board of Directors and Chief Executive Officer of Grupo Comercial Chedraui, S.A.B. de C.V. FRANCISCO JOSÉ CHEVEZ ROBELO2 In-house advisor, co-founder and retired partner of Chevez, Ruiz, Zamarripa y Cía, S.C., Member of the Audit Committee of Grupo Televisa. Member of the Board of Directors and Member and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). Former Managing Partner of Ruiz Urquiza y Cia, S.C., representative of Arthur Andersen & Co. Member of the Board of Directors and Chairman of the Audit Committees of Regiomontana de Perfiles y Tubos, S.A. de C.V., Quality Tube, S.A. de C.V. and Pytco, S.A. de C.V. JON FELTHEIMER2 Chief Executive Officer of Lionsgate. Former President of Columbia TriStar Television Group, former Executive Vice President of Sony Pictures Entertainment. Member of the Boards of Lionsgate and Pilgrim Media Group. JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ2 Managing Partner of Chévez, Ruíz, Zamarripa y Cía., S.C., Member of the Audit Committee and Chairman of the Corporate Practices Committee of Grupo Televisa. Member of the Board of Directors of Controladora Vuela Compañía de Aviación. Alternate member of the Board of Directors of Arca Continental Corporativo. Alternate Member of the Board of Directors and Alternate Member of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). SALVI RAFAEL FOLCH VIADERO2 Chief Executive Officer of Grupo Jumex. Former Chief Executive Officer of Grupo Televisa’s Cable Division. Member of the Board of Consorcio Ara, S.A.B., Member of the Board and Chairman of the Audit and Corporate Practices Committee of Ollamani, S.A.B. Former Chief Financial Officer of Grupo Televisa. Former Vice President of Financial Planning of Grupo Televisa. Former Member of the Board of Directors and Former Alternate Member of the Executive Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). MICHAEL THOMAS FRIES2 President and Chief Executive Officer of Liberty Global, plc. Vice Chairman of the Board of Liberty Global, Executive Chairman of the Board of Liberty Latin America, Member of the Boards of Directors of Lionsgate and Cable Television Labs, Trustee of the Board of The Paley Center for Media, Chairman of the Boards of Directors of Museum of Contemporary Art Denver and Biennial of the Americas, Digital Communications Governor and Steering Committee Member of the World Economic Forum. Member of Young Presidents’ Organization. GUILLERMO GARCÍA NARANJO ÁLVAREZ2 Chairman of the Audit Committee and member of the Corporate Practices Committee of Grupo Televisa. Former Chairman of the Board of Trustees of Consejo Mexicano de Normas de Información Financiera. Former Chief Executive Officer and Former Audit Partner of KPMG Cárdenas Dosal, S.C. Member of the Board and Chairman of the Audit Committee of Grupo Financiero Citibanamex, S.A. de C.V., Banco Nacional de México, S.A. and Citibanamex, Casa de Bolsa, S.A. de C.V. and CBM Banco, S.A., Member of the Board of Directors, Member of the Corporate Practices Committee and Chairman of the Audit Committee of Grupo Posadas, S.A.B. de C.V. Statutory Auditor of Total Systems de México. Member of the Board and the Audit and Corporate Practices Committee of Internacional de Céramica, S.A.B. de C.V. BERNARDO GÓMEZ MARTÍNEZ1 Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision Mexico. Member of the Boards of TelevisaUnivision and Innova (subsidiary of Grupo Televisa). Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of Cámara Nacional de la Industria de Radio y Televisión. CARLOS HANK GONZÁLEZ2 Chairman of the Board of Directors of Grupo Financiero Banorte and Banco Mercantil del Norte. Vice-President of the Board of Directors of Gruma. Chief Executive Officer of Grupo Hermes. Former Chief Executive Officer of Grupo Financiero Interacciones, Banco * Emilio Azcárraga Jean is on leave from his position as Executive Chairman of the Board since October 24, 2024, until the investigation being conducted by the United States Department of Justice, related to FIFA, is resolved.

TELEVISA 2024 ANNUAL REPORT 25 Interacciones and Interacciones Casa de Bolsa. Former Deputy General Manager of Grupo Financiero Banorte. Member of the Boards of Directors of Bolsa Mexicana de Valores and Grupo Hermes. ENRIQUE KRAUZE KLEINBORT1 Chief Executive Officer, Chairman of the Board of Directors and Founder of Editorial Clío, Libros y Videos, S.A. de C.V. and Letras Libres, S.A. de C.V. Member of Academia Mexicana de la Historia and Colegio Nacional. DENISE MAERKER SALMÓN1 Executive producer of newcast “En punto”. Cast member on the debate program “Tercer Grado”. Former Research Professor and Director of Communication at Centro de Investigación y Docencia Económicas (CIDE). SEBASTIAN MEJÍA2 President and Co-Founder of Rappi. Co-Founder of Grability. LORENZO ALEJANDRO MENDOZA GIMÉNEZ2 Chief Executive Officer, Member of the Board of Directors and Chairman of the Executive Committee of Empresas Polar. Member of the MIT School of Management Board, the Latin American Board of Georgetown University, the Latin America Conservation Council (LACC) and the Board of Trustees of Universidad Metropolitana; Ashoka Fellow and Member of the World Economic Forum (named a Global Young leader in 2005). GUADALUPE PHILLIPS MARGAIN1 Chief Executive Officer of ICA Tenedora, S.A. de C.V. Former Chief Restructuring Officer of Empresas ICA, S.A.B. de C.V. Former Vice-President of Finance and Risk of Grupo Televisa (left more than five years ago). Member of the Board of Directors of Grupo Axo, Club de Industriales, ICA Fluor, Ica Tenedora, Innova (subsidiary of Grupo Televisa) and Controladora Vuela de Aviación, S.A.B. de C.V. FERNANDO SENDEROS MESTRE2 Executive President and Chairman of the Boards of Directors of Grupo Kuo, S.A.B. de C.V. and Dine, S.A.B de C.V. Chairman of the Board of Directors of Grupo Desc, S.A. de C.V. Member of the Boards of Kimberly-Clark de México, Industrias Peñoles and Grupo Nacional Provincial. Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Member of Fundación para las Letras Mexicanas. ENRIQUE FRANCISCO JOSÉ SENIOR HERNÁNDEZ2 Managing Director of Allen & Company LLC. Member of the Boards of Directors of Coca-Cola FEMSA, Cinemark and FEMSA. EDUARDO TRICIO HARO2 Chairman of the Board of Directors of Grupo Lala. Chairman of the Executive Committee of Aeromexico and Member of the Corporate Practices Committee of Grupo Televisa. Chairman of Grupo Industrial Nuplen, Fundación Lala and SER, A.C. Member of the Boards of Directors of Grupo Aeroméxico, Aura Solar, Hospital Infantil de México “Federico Gómez”, Instituto Tecnológico y de Estudios Superiores de Monterrey, Consejo Mexicano de Negocios, and Instituto Nacional de Ciencias Médicas y Nutrición “Salvador Zubirán”. DAVID M. ZASLAV2 President, Chief Executive Officer and Director of Warner Bros. Discovery, Inc. Member of the Boards of Sirius XM Radio, Inc., The Paley Center for the Media, American Cinematheque, Syracuse University and Mount Sinai Medical Center. ALTERNATE DIRECTORS HERBERT A. ALLEN III3 President of Allen & Company LLC. Director of the Coca-Cola Company. Former Executive Vice-President and Managing Director of Allen & Company Incorporated. FÉLIX JOSÉ ARAUJO RAMÍREZ1 Vice President of Digital and Broadcast Television and Televisa Regional. Former Chief Executive Officer of Telesistema Mexicano. JOAQUÍN BALCÁRCEL SANTA CRUZ1 Chief of Staff of the Executive Chairman of the Board of Directors of Grupo Televisa. Member of the Board of Ollamani. Former Vice-President - Legal and General Counsel of Grupo Televisa. Former Vice-President and General Counsel of Television Division. Former Legal Director of Grupo Televisa. JULIO BARBA HURTADO1 Legal Advisor of Grupo Televisa and Secretary of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). Former Legal Advisor to the Board of Grupo Televisa. LUIS ALEJANDRO BUSTOS OLIVARES1 Legal Vice-President and General Counsel of Grupo Televisa. Former Legal and Regulatory on Telecommunications Vice-President, former Legal General Director of Special Affairs, former Corporate Legal General Director, former Legal Director of Litigation of Grupo Televisa. Former General Counsel of The Pepsi Bottling Group Mexico. Former litigation lawyer at Mr. Ramón Sánchez Medal’s law firm. JORGE AGUSTÍN LUTTEROTH ECHEGOYEN1 Vice-President and Corporate Controller of Grupo Televisa. Former Senior Partner of Coopers & Lybrand, Despacho Roberto Casas Alatriste, S.C. and former Controller of Televisa Corporación. Alternate Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Alternate Member of the Board of Managers and the Executive Committee of Innova (subsidiary of Grupo Televisa). RAÚL MORALES MEDRANO2 Partner of Chévez, Ruiz, Zamarripa y Cia., S.C. Member of the Board of Directors and of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). Secretary of the Board of Directors RICARDO MALDONADO YÁÑEZ Audit Committee GUILLERMO GARCÍA NARANJO ÁLVAREZ (C)2 FRANCISCO JOSÉ CHÉVEZ ROBELO2 JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ2 Corporate Practices and Compensation Committee JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ (C)2 GUILLERMO GARCÍA NARANJO ÁLVAREZ2 EDUARDO TRICIO HARO2 (C) Chairman 1 Related 2 Independent 3 Alternate of Mr. Enrique Francisco José Senior Hernández

26 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Set forth below are our consolidated results for the years ended December 31, 2024, and 2023. As required by reg-ulations issued by Comisión Nacional Bancaria y de Va-lores, or the Mexican Bank and Securities Commission, for listed companies in Mexico, our financial information is presented in accordance with the International Financial Reporting Standards (“IFRS” Accounting Standards) as issued by the International Accounting Standards Board (“IASB”) for financial reporting purposes. The financial in-formation set forth below should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2024, and 2023 in-cluded in this annual report. On October 27, 2022, our Board of Directors approved a pro-posal to spin-off the most of businesses of our former Other Businesses segment (the “Spun-off Businesses”), which was approved by our shareholders at the meeting held on April 26, 2023. This proposal was carried out through a spin-off, which became effective on January 31, 2024, creating Ollamani, which holds the Spun-off Businesses and has the same shareholding structure as the Company. Ollamani began trading separately from the Company on the Mexican Stock Exchange on February 20, 2024. The businesses of Cable and Sky, our investment in TelevisaUnivision, broad-casting concessions and infrastructure, as well as other as-sets and real estate related to these businesses, remained in the Company. Our consolidated financial statements have been pre-pared to reflect the discontinued operations following the Spin-off. Accordingly, our consolidated statement of income for any comparative period presented has been re-presented from that originally reported by the Compa-ny, to present in such period the results from discontinued operations of the Spun-off Businesses. Year ended December 31, (Millions of Mexican Pesos) 1 2024 2023 Revenues Ps. 62,260.9 Ps. 66,222.8 Cost of revenues 41,117.1 43,297.4 Selling expenses 8,815.2 8,848.2 Administrative expenses 10,592.6 11,305.6 Other expense, net (4,554.9) (913.8) Operating (loss) income (2,818.9) 1,857.8 Finance expense, net 4,695.1 4,845.9 Share of loss of associates and joint ventures, net (182.6) (4,086.6) Income taxes (688.6) (2,360.7) Net loss from continuing operations (8,385.2) (9,435.4) Income from discontinued operations, net 56.8 628.1 Net loss (8,328.4) (8,807.3) Net loss attributable to non-controlling Interests (62.9) (384.6) Net loss attributable to stockholders of the Company Ps. (8,265.5) Ps. (8,422.7) 1 Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2024 and 2023 included in this annual report due to differences in rounding.

TELEVISA 2024 ANNUAL REPORT 27 RESULTS OF OPERATIONS The following table sets forth the reconciliation between our operating segment income and the consolidated oper-ating income according to IFRS Accounting Standards, for the years ended December 31, 2024, and 2023: Year ended December 31, (Millions of Mexican Pesos) 1 2024 2023 Revenues Ps. 62,260.9 Ps. 66,222.8 Cost of revenues 2 24,761.5 25,781.1 Selling expenses 2 8,654.8 8,610.6 Administrative expenses 2 5,841.7 6,921.0 Intersegment operations 155.0 120.4 Operating segment income 23,157.9 25,030.5 Corporate expenses 756.0 1,031.2 Depreciation and amortization 20,510.9 21,107.3 Other expense, net (4,554.9) (913.8) Intersegment operations (155.0) (120.4) Operating (loss) income Ps. (2,818.9) Ps. 1,857.8 1 Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2024 and 2023 included in this annual report due to differences in rounding. 2 Excluding corporate expenses and depreciation and amortization.

28 OVERVIEW OF OPERATING SEGMENT RESULTS The following table sets forth the revenues and operating segment income of each of our business segments, in-tersegment operations, corporate expenses, depreciation and amortization, and other expense, net, for the years ended December 31, 2024, and 2023: Year ended December 31, (Millions of Mexican Pesos) 2024 2023 % Contribution to 2024 total segment revenues Segment revenues Cable Ps. 47,393.1 Ps. 48,802.5 75.6% Sky 15,337.3 17,585.2 24.4% Segment revenues 62,730.4 66,387.7 100.0% Intersegment operations 1 (469.5) (164.9) -0.7% Revenues Ps. 62,260.9 Ps. 66,222.8 99.3% Operating segment income Cable Ps. 18,485.6 Ps. 19,299.1 Sky 4,672.3 5,731.4 Operating segment income 2 23,157.9 25,030.5 Corporate expenses 2 (756.0) (1,031.2) Depreciation and amortization 2 (20,510.9) (21,107.3) Other expense, net (4,554.9) (913.8) Intersegment operations (155.0) (120.4) Operating (loss) income 3 Ps. (2,818.9) Ps. 1,857.8 1 For segment reporting purposes, intersegment revenues are included in each of the segment operations. 2 The operating segment income data set forth in this annual report do not reflect corporate expenses, intersegment operations, or depreciation and amortization in any year presented but are presented separately to facilitate the discussion of segment results. 3 Operating (loss) income reflects corporate expenses, depreciation and amortization, other expense, net, and intersegment operations in the years presented. See Note 26 to our consolidated year-end financial statements.

TELEVISA 2024 ANNUAL REPORT 29 OVERVIEW OF RESULTS OF OPERATIONS Revenues Revenues decreased by Ps.3,961.9 million, or 6.0%, to Ps.62,260.9 million for the year ended December 31, 2024, from Ps.66,222.8 million for the year ended December 31, 2023. This decrease was mainly due to a revenue decline in the Sky and Cable segments. Cost of Revenues Cost of revenues decreased by Ps.1,019.6 million, or 4.0%, to Ps.24,761.5 million for the year ended December 31, 2024, from Ps.25,781.1 million for the year ended Decem-ber 31, 2023. The decrease mainly reflects lower costs in our Sky segment. Selling Expenses Selling expenses increased by Ps.44.2 million, or 0.5%, to Ps.8,654.8 million for the year ended December 31, 2024, from Ps.8,610.6 million for the year ended December 31, 2023. This increase was primarily attributable to higher selling expenses in our Cable segment, partially offset by a decrease in selling expenses in our Sky segment. Administrative and Corporate Expenses Administrative and corporate expenses decreased by Ps.1,354.5 million, or 17.0%, to Ps.6,597.7 million for the year ended December 31, 2024, from Ps.7,952.2 million for the year ended December 31, 2023. The decrease mainly re-flects lower administrative expenses in the Cable and Sky segments, as well as a decrease in corporate expenses. Corporate expenses decreased by Ps.275.2 million, or 26.7%, to Ps.756.0 million in 2024, from Ps.1,031.2 million in 2023. The decrease reflected primarily a lower share-based compensation expense, as well as a decrease in other non-allocated corporate expenses. Share-based compensation expense in 2024 and 2023 amounted to Ps.488.8 million and Ps.739.8 million, re-spectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

30




Emirates

Cable

Cable revenues represented 75.6% and 73.5% of our segment revenues for the years ended December 31, 2024, and 2023, respectively, and decreased by Ps.1,409.4 million, or 2.9%, to Ps.47,393.1 million for the year ended December 31, 2024, from Ps.48,802.5 million for the year ended December 31, 2023.

Total revenue generating units, or RGUs, of about 15.2 million for the year ended December 31, 2024. Total net additions for the year ended December 31, 2024, decreased 207 thousand RGUs, due to decreased in our services of video and broadband.

Cable operating segment income decreased by Ps.813.5 million, or 4.2%, to Ps.18,485.6 million for the year ended December 31, 2024, from Ps.19,299.1 million for the year ended December 31, 2023, and the margin reached 39.0%. This decrease was primarily due to lower revenues, partially offset by a decrease in personnel costs, signal costs and maintenance costs.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2024, and 2023:

	2024	2023
Video	3,846,518	4,059,494
Broadband	5,626,206	5,678,431
Voice	5,382,949	5,351,145
Mobile	333,973	307,807
RGUs	15,189,646	15,396,877

Sky

Sky revenues represented 24.4% and 26.5% of our segment revenues for the years ended December 31, 2024, and 2023, respectively. The Sky revenue decreased by Ps.2,247.9 million, or 12.8%, to Ps.15,337.3 million for the year ended December 31, 2024, from Ps.17,585.2 million for the year ended December 31, 2023. This decrease was due to the decrease in the number of video and broadband RGUs for the year ended December 31, 2024.

Total disconnections for the year ended December 31, 2024, were approximately 1,052.7 thousand RGUs. This was mainly driven by the loss of 871.4 thousand video RGUs and 181.2 thousand broadband and mobile net disconnections. In addition, Sky closed the year with 97,809 video RGUs in Central America and the Dominican Republic.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2024, and 2023.

	2024	2023
Video	4,696,038	5,567,426
Broadband	350,885	515,089
Voice	197	344
Mobile	15,501	32,502
RGUs	5,062,621	6,115,361

Sky operating segment income decreased by Ps.1,059.1 million, or 18.5%, to Ps.4,672.3 million for the year ended December 31, 2024, from Ps.5,731.4 million for the year ended December 31, 2023, and the margin totaled 30.5%. This decrease in the operating segment income was due to the lower revenue, which was partially offset by a decrease in programming costs, sales promotion and personnel costs.

TELEVISA 2024 ANNUAL REPORT 31

Depreciation and Amortization

Depreciation and amortization expense decreased by Ps.596.4 million, or 2.8%, to Ps.20,510.9 million for the year ended December 31, 2024, from Ps.21,107.3 million for the year ended December 31, 2023. This decrease was primarily due to a decrease in depreciation and amortization expense in our Sky segment.

Other Expense, Net

Other expense, net, increased by Ps.3,641.1 million, to Ps.4,554.9 million in 2024, from Ps.913.8 million in 2023. This increase reflected primarily non-cash items including (i) non-cash impairment adjustments in connection with goodwill, intangible assets and other long-lived assets in our Sky segment and the Enterprise Operations within our Cable segment; (ii) a non-cash loss on disposal of property and equipment; (iii) surcharges recognized in 2024 for income taxes from prior years; and (iv) a net write-off of unrecoverable indirect taxes in 2024. These unfavorable variances were partially offset by (i) a non-cash gain on sale of property to certain companies in our former Other Businesses segment that we recognized on January 31, 2024, in connection with the spin-off that we carried out on that date; (ii) a decrease in non-recurring severance expense in connection with headcount reductions in our Cable and Sky segments; and (iii) the absence in 2024 of other expense related to damage caused by Hurricane "Otis" in 2023 in our Cable segment.

Operating Income or Loss

Operating Income or Loss amounted to a loss of Ps.2,818.9 million for the year ended December 31, 2024, from operating income of Ps.1,857.8 million for the year ended December 31, 2023. This change reflected primarily a decrease in revenues as well as an increase in other expense, net, and was partially offset by a decrease in costs of sales and decreases in administrative and corporate expenses.

NON-OPERATING RESULTS

Finance Expense, Net

Finance expense, net, significantly impacts our consolidated financial statements in periods of currency fluctuations. Under IFRS Accounting Standards, finance income or expense, net, reflects:

- interest expense;
- interest income;
- foreign exchange gain or loss attributable to monetary assets and liabilities denominated in foreign currencies; and
- other finance income or expense, net, including gains or losses from derivative instruments.

Our foreign exchange position is affected by our assets or liabilities denominated in foreign currencies, primarily U.S. dollars. We record a foreign exchange gain or loss if the exchange rate of the Mexican peso to the other currencies in which our monetary assets or liabilities are denominated varies.

Finance expense, net, decreased by Ps.150.8 million, or 3.1%, to Ps.4,695.1 million in 2024, from Ps.4,845.9 million in 2023. This decrease reflected (i) a Ps.163.7 million increase in interest income, explained primarily by both a higher average amount of cash and cash equivalents in 2024, and higher interest rates for increased cash equivalents denominated in Mexican pesos in 2024; and (ii) a Ps.908.5 million favorable change in other finance income or loss, net, resulting from a net gain in fair value of our derivative contracts for the year ended December 31, 2024. These favorable variances were partially offset by (i) a Ps.233.4 million increase in interest expense, primarily in connection with the absence in 2024 of a net finance income related to the repurchase and prepayment of long-term debt in 2023, which was partially offset by lower interest expense resulting primarily from a lower average principal amount of debt in 2024; and (ii) a Ps.688.0 million increase in foreign exchange loss, net, resulting primarily from a 23.2% depreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net liability position in the year ended December 31, 2024, compared with a 13.1% appreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net asset position in the year ended December 31, 2023.

Share of Loss of Associates and Joint Ventures, Net

This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest, but which we do not control. We recognize equity in losses of associates and joint ventures up to the amount of our initial investment, subsequent capital contributions and long-term loans, or beyond that amount when we have made guaranteed commitments in respect of obligations incurred by associates and joint ventures.

Share of loss of associates and joint ventures, net, decreased by Ps.3,904.0 million, to Ps.182.6 million in 2024, from a Ps.4,086.6 million in 2023. This decrease reflected a lower share of loss of TelevisaUnivision for the year ended December 31, 2024, primarily in connection with a lower amount of non-cash impairment adjustments for goodwill and indefinite-lived intangible assets recognized by TelevisaUnivision in the fourth quarter of 2024.

32

Share of loss of associates and joint ventures, net, for the year ended December 31, 2024, included primarily our share of loss of TelevisaUnivision.

Income Taxes

Income taxes decreased by Ps.1,672.1 million, to Ps.688.6 million for the year ended December 31, 2024, from Ps.2,360.7 million for the year ended December 31, 2023. This decrease reflected primarily a lower amount of income tax expense in 2024, primarily in connection with the recognition of income taxes from prior years and the write-off of deferred income tax assets.

The Mexican corporate income tax rate was 30% in each of the years 2024, 2023 and 2022.

Income from Discontinued Operations, Net

In connection with the Spin-off that we carried out on January 31, 2024, we began presenting the results of operations of the Spun-off Businesses as income from discontinued operations in our consolidated statements of income for the period of one month ended January 31, 2024, and for any comparative period presented.

We recognized income from discontinued operations in the amount of Ps.56.8 million and Ps.628.1 million for the month ended January 31, 2024 and the year ended December 31, 2023, respectively, reflecting the consolidated net income of our Spun-off Businesses for those periods.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses, which are not wholly-owned by us, primarily in our Cable segment.

Net loss attributable to non-controlling interests decreased by Ps.321.7 million to Ps.62.9 million for the year ended December 31, 2024, compared with Ps.384.6 million for the year ended December 31, 2023. This decrease reflected primarily a lower net loss attributable to non-controlling interests in our Cable segment.

Net Loss Attributable to Stockholders of the Company

Net loss attributable to stockholders of the Company amounted to Ps.8,265.5 million for the year ended December 31, 2024, compared with Ps.8,422.7 million for the year ended December 31, 2023.

The decrease of Ps.157.2 million, reflected:

I. a Ps.150.8 million decrease in finance expense, net;
II. a Ps.3,904.0 million decrease in share of loss of associates and joint ventures, net; and
III. a Ps.1,672.1 million decrease in income taxes.

These favorable variances were partially offset by:

I. a Ps.1,035.6 million decrease in operating income before other expense;
II. a Ps.3,641.1 million increase in other expense, net, primarily in connection with non-cash impairment adjustments of intangible assets and other long-lived assets in our Sky and Cable segments;
III. a Ps.571.3 million decrease in income from discontinued operations; and
IV. a Ps.321.7 million decrease in net loss attributable to non-controlling interests.

Capital Expenditures and Investments

During 2024, we:

- made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$493.0 million, of which approximately U.S.$399.2 million are for our Cable segment, U.S.$83.3 million are for our Sky segment, and the remaining amount was for our other corporate businesses; and
- provided financing to Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. ("GTAC") in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.128.9 million (U.S.$7.0 million).

During 2023, we:

- made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$828.5 million, of which approximately U.S.$633.0 million are for our Cable segment, U.S.$149.2 million are for our Sky segment, and the remaining amount was for our Other Businesses segment; and
- provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.155.1 million (U.S.$8.8 million).

TELEVISA 2024 ANNUAL REPORT 33

Indebtedness

As of December 31, 2024, our consolidated long-term portion of debt amounted to Ps.99,634.7 million, and our consolidated current portion of debt was Ps.4,579.5 million. Additionally, as of December 31, 2024, our consolidated long-term portion of capital lease liabilities amounted to Ps.4,143.7 million, and our consolidated current portion of capital lease liabilities was Ps.1,243.0 million.

The major components of our total consolidated indebtedness as of December 31, 2024, were as follows:

	Principal	Interest Rate	Maturity Date
Debt:			
Senior Notes	Ps. 6,260.7	8.50%	2032
Senior Notes	4,500.0	8.49%	2037
Senior Notes	4,579.5	6.625%	2025
Senior Notes	12,521.4	6.625%	2040
Senior Notes	6,225.7	7.25%	2043
Senior Notes	16,499.3	5.00%	2045
Senior Notes	4,328.7	4.625%	2026
Senior Notes	18,355.9	6.125%	2046
Senior Notes	13,793.0	5.25%	2049
Notes	4,500.0	8.79%	2027
Banks loans	10,000.0	11.69%	2029
Banks loans (Sky)	2,650.0	Various	2026
Total debt	**Ps. 104,214.2**		

Lease liabilities:			
Satellite transponder lease agreement	Ps. 1,866.7		2027
Telecommunications network lease agreement	538.4		2030
Other lease liabilities	2,981.5		2051
Total lease liabilities	**Ps. 5,386.6**		

The amounts of debt in our consolidated statement of financial position as of December 31, 2024, are presented net of unamortized finance costs in the aggregate amount of Ps.1,259.0 million, and do not include related accrued interest payable in the aggregate amount of Ps.1,674.5 million.

For a further description of this indebtedness, see Note 14 to the consolidated financial statements.

34 35 INDEPENDENT AUDITORS’ REPORT 40 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION 42 CONSOLIDATED STATEMENTS OF INCOME 43 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME 44 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY 46 CONSOLIDATED STATEMENTS OF CASH FLOWS 47 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

TELEVISA 2024 ANNUAL REPORT III

COMMON STOCK DATA
CPOs (Certificados de Participación Ordinarios) of Grupo Televisa, S.A.B., comprise 117 shares each (25 Series A Shares, 22 Series B Shares, 35 Series D Shares and 35 Series L Shares), and are listed and admitted for trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), under the ticker symbol TLEVISA CPO. The GDRs (Global Depositary Receipts), each representing five CPOs, are listed on the New York Stock Exchange and trade under the ticker symbol TV.

DIVIDEND POLICY
Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series "A" Shares and Series "B" Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the Series "A" Shares voting separately.

SEC FILINGS AND FORWARD LOOKING STATEMENTS
Televisa files and submits annual reports to the US Securities and Exchange Commission. This annual report contains both historical information and forward-looking statements. These forward-looking statements, as well as other forward-looking statements made by the company, or its representatives from time to time, whether orally or in writing, involve risks and uncertainties relating to the company's businesses, operations, and financial condition. A summary of these risks is included in the company's filings with the US Securities and Exchange Commission, and this summary as well as the other filings with and submissions to the US Securities and Exchange Commission are and will be available through the office of investor relations upon written request.

INVESTOR RELATIONS
We ask that investors and analysts direct all inquiries to:
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga 2000
C.P. 01210 México, CDMX
(5255) 5261-2445
ir@televisa.com.mx
www.televisair.com

CORPORATE HEADQUARTERS
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga 2000
C.P. 01210 México, CDMX
(5255) 5261-2000

LEGAL COUNSEL
Mijares, Angoitia, Cortés y Fuentes, S.C.
Javier Barros Sierra 540,
4to piso C.P. 01210, México, CDMX
(5255) 5201-7400

Fried, Frank, Harris,
Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004 U.S.A.
(212) 859-8000

INDEPENDENT AUDITORS
KPMG Cárdenas Dosal, S.C.
Blvd. Manuel Ávila Camacho No.176
Col. Reforma Social
C.P. 11650, México, CDMX
(5255) 5246-8300

DEPOSITARY
The Bank of New York
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA
15252-8516
(201) 680-6825

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